UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CryoLife, Inc.

File No. 001-13165 -- CF# 31959

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CryoLife, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 5, 2010, as modified by the same contracts refiled with fewer redactions on Forms 8-K filed on January 18, 2012 and December 30, 2014.

Based on representations by CryoLife, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 to Form 10-Q filed November 5, 2010	through August 1, 2017
Exhibit 10.1 to Form 8-K filed January 18, 2012	through August 1, 2017
Exhibit 10.1 to Form 8-K filed December 30, 2014	through August 1, 2017
Exhibit 10.2 to Form 10-Q filed November 5, 2010	through August 1, 2017
Exhibit 10.2 to Form 8-K filed January 18, 2012	through August 1, 2017
Exhibit 10.2 to Form 8-K filed December 30, 2014	through August 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary